Exhibit 99.1

SHARKNINJA, INC.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
(unaudited)

	As of
	September 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$127,948	$154,061
Accounts receivable, net(1)	1,190,410	985,172
Inventories	1,076,246	699,740
Prepaid expenses and other current assets	121,721	58,311
Total current assets	2,516,325	1,897,284
Property and equipment, net	196,002	166,252
Operating lease right-of-use assets	149,975	63,333
Intangible assets, net	466,826	477,816
Goodwill	834,781	834,203
Deferred tax assets	19,713	12
Other assets, noncurrent	53,703	48,170
Total assets	$4,237,325	$3,487,070
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable(2)	$632,850	$459,651
Accrued expenses and other current liabilities	640,947	620,333
Tax payable	22,025	20,991
Debt, current	214,344	24,157
Total current liabilities	1,510,166	1,125,132
Debt, noncurrent	745,975	775,483
Operating lease liabilities, noncurrent	152,100	63,043
Deferred tax liabilities	3,750	16,500
Other liabilities, noncurrent	30,795	28,019
Total liabilities	2,442,786	2,008,177
Commitments and contingencies (Note 10)
Shareholders’ equity:
Ordinary shares, $0.0001 par value per share, 1,000,000,000 shares authorized; 140,219,933 and 139,083,369 shares issued and outstanding as of September 30, 2024 and December 31, 2023, respectively	14	14
Additional paid-in capital	1,012,407	1,009,590
Retained earnings	780,308	470,319
Accumulated other comprehensive income (loss)	1,810	(1,030)
Total shareholders’ equity	1,794,539	1,478,893
Total liabilities and shareholders’ equity	$4,237,325	$3,487,070

(1) Including amounts from a related party of $7,948 and $3,594 as of September 30, 2024 and December 31, 2023, respectively.
(2) Including amounts to a related party of $52,740 and $101,538 as of September 30, 2024 and December 31, 2023, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net sales(1)	$1,426,566	$1,070,617	$3,741,452	$2,876,211
Cost of sales(2)	731,559	583,124	1,918,929	1,591,254
Gross profit	695,007	487,493	1,822,523	1,284,957
Operating expenses:
Research and development(3)	94,808	60,691	254,457	180,430
Sales and marketing	300,841	207,599	818,594	568,035
General and administrative(4)	119,096	124,655	310,432	263,682
Total operating expenses	514,745	392,945	1,383,483	1,012,147
Operating income	180,262	94,548	439,040	272,810
Interest expense, net	(16,916)	(13,003)	(46,482)	(28,523)
Other income (expense), net	11,031	(5,865)	14,968	(41,315)
Income before income taxes	174,377	75,680	407,526	202,972
Provision for income taxes	42,048	56,958	97,537	85,218
Net income	$132,329	$18,722	$309,989	$117,754
Net income per share, basic	$0.94	$0.13	$2.22	$0.85
Net income per share, diluted	$0.94	$0.13	$2.20	$0.85
Weighted-average number of shares used in computing net income per share, basic	140,114,282	139,073,181	139,818,196	139,059,206
Weighted-average number of shares used in computing net income per share, diluted	141,305,999	139,430,805	140,974,062	139,179,724

(1) Including amounts associated with related parties of $4,612 and $620 for the three months ended September 30, 2024 and 2023, respectively; and $6,962 and $1,871 for the nine months ended September 30, 2024 and 2023, respectively.
(2) Including amounts associated with related parties of $56,997 and $259,784 for the three months ended September 30, 2024 and 2023, respectively; and $189,149 and $953,013 for the nine months ended September 30, 2024 and 2023, respectively.
(3) Including amounts associated with related parties of $355 and $640 for the three months ended September 30, 2024 and 2023, respectively; and $1,095 and $2,405 for the nine months ended September 30, 2024 and 2023, respectively.
(4) Including amounts associated with related parties of $(750) and $(500) for the three months ended September 30, 2024 and 2023, respectively; and $(2,250) and $(500) for the nine months ended September 30, 2024 and 2023, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net income	$132,329	$18,722	$309,989	$117,754
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	23,351	(12,380)	21,229	(3,967)
Unrealized (loss) gain on derivative instruments, net	(16,660)	14,486	(18,389)	5,545
Comprehensive income	$139,020	$20,828	$312,829	$119,332

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share data)
(unaudited)

	Three Months Ended September 30, 2024
					Accumulated Other Comprehensive (Loss) Income
			Additional Paid-in Capital			Total Shareholders' Equity
	Ordinary shares			Retained Earnings
	Shares	Amount
Balance as of June 30, 2024	139,936,246	$14	$1,002,931	$647,979	$(4,881)	$1,646,043
Share-based compensation	—	—	13,785	—	—	13,785
Vesting of restricted stock units, net of shares withheld for taxes	148,823	—	(9,796)	—	—	(9,796)
Shares issued under employee stock purchase plan	134,864	—	5,487	—	—	5,487
Other comprehensive income, net of tax	—	—	—	—	6,691	6,691
Net income	—	—	—	132,329	—	132,329
Balance as of September 30, 2024	140,219,933	$14	$1,012,407	$780,308	$1,810	$1,794,539

	Three Months Ended September 30, 2023
					Accumulated Other Comprehensive Loss
			Additional Paid-in Capital			Total Shareholders' Equity
	Ordinary shares			Retained Earnings
	Shares	Amount
Balance as of June 30, 2023	138,982,872	$14	$941,206	$935,487	$(10,197)	$1,866,510
Share-based compensation	—	—	21,337	—	—	21,337
Distribution paid to Former Parent	—	—	—	(383,035)	—	(383,035)
Sale of SharkNinja Co, Ltd. to Former Parent	—	—	(3,295)	—	—	(3,295)
Other comprehensive income, net of tax	—	—	—	—	2,106	2,106
Net income	—	—	—	18,722	—	18,722
Balance as of September 30, 2023	138,982,872	$14	$959,248	$571,174	$(8,091)	$1,522,345

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

 SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share data)
(unaudited)

	Nine Months Ended September 30, 2024
					Accumulated Other Comprehensive (Loss) Income
			Additional Paid-in Capital			Total Shareholders' Equity
	Ordinary shares			Retained Earnings
	Shares	Amount
Balance as of December 31, 2023	139,083,369	$14	$1,009,590	$470,319	$(1,030)	$1,478,893
Share-based compensation	—	—	47,341	—	—	47,341
Vesting of restricted stock units, net of shares withheld for taxes	1,001,700	—	(50,011)	—	—	(50,011)
Shares issued under employee stock purchase plan	134,864	—	5,487	—	—	5,487
Other comprehensive income, net of tax	—	—	—	—	2,840	2,840
Net income	—	—	—	309,989	—	309,989
Balance as of September 30, 2024	140,219,933	$14	$1,012,407	$780,308	$1,810	$1,794,539

	Nine Months Ended September 30, 2023
					Accumulated Other Comprehensive Loss
			Additional Paid-in Capital			Total Shareholders' Equity
	Ordinary shares			Retained Earnings
	Shares	Amount
Balance as of December 31, 2022	138,982,872	$14	$941,206	$896,738	$(9,669)	$1,828,289
Distribution paid to Former Parent	—	—	—	(443,318)	—	(443,318)
Share-based compensation	—	—	24,502	—	—	24,502
Recharge from Former Parent for share-based compensation	—	—	(3,165)	—	—	(3,165)
Sale of SharkNinja Co, Ltd. to Former Parent	—	—	(3,295)	—	—	(3,295)
Other comprehensive income, net of tax	—	—	—	—	1,578	1,578
Net income	—	—	—	117,754	—	117,754
Balance as of September 30, 2023	138,982,872	$14	$959,248	$571,174	$(8,091)	$1,522,345

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)
	Nine Months Ended September 30,
	2024	2023
Cash flows from operating activities:
Net income	$309,989	$117,754
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	86,870	77,394
Share-based compensation	47,341	24,502
Provision for credit losses	3,744	2,266
Non-cash lease expense	15,963	9,688
Deferred income taxes, net	(32,420)	3,905
Other	1,631	1,662
Changes in operating assets and liabilities:
Accounts receivable(1)	(193,151)	(192,209)
Inventories	(357,114)	(258,982)
Prepaid expenses and other assets(2)	(69,477)	65,508
Accounts payable(3)	162,019	343,603
Tax payable	1,034	883
Operating lease liabilities	(7,428)	(9,280)
Accrued expenses and other liabilities(4)	(12,050)	(90,914)
Net cash (used in) provided by operating activities	(43,049)	95,780
Cash flows from investing activities:
Purchase of property and equipment	(95,232)	(70,501)
Purchase of intangible asset	(6,571)	(6,905)
Capitalized internal-use software development	(1,100)	(683)
Cash receipts on beneficial interest in sold receivables	—	16,777
Other investing activities, net	—	(3,051)
Net cash used in investing activities	(102,903)	(64,363)
Cash flows from financing activities:
Proceeds from issuance of debt, net of issuance cost	—	800,915
Repayment of debt	(15,188)	(437,500)
Net proceeds from borrowings under revolving credit facility	175,000	—
Distribution paid to Former Parent	—	(435,292)
Recharge from Former Parent for share-based compensation	—	(3,165)
Net ordinary shares withheld for taxes upon issuance of restricted stock units	(50,011)	—
Proceeds from shares issued under employee stock purchase plan	5,487	—
Net cash provided by (used in) financing activities	115,288	(75,042)
Effect of exchange rates changes on cash	4,551	(4,768)
Net decrease in cash, cash equivalents, and restricted cash	(26,113)	(48,393)
Cash, cash equivalents, and restricted cash at beginning of period	154,061	218,770
Cash and cash equivalents at end of period	$127,948	$170,377
Supplemental disclosures of noncash investing and financing activities:
Purchase of property and equipment accrued and not yet paid	$1,390	$408
Cancellation of related party note through distribution	—	(8,026)
Unrealized loss on cash flow hedges	(20,562)	5,725

(1) Including changes in related party balances of $(4,354) and $(5,048) for the nine months ended September 30, 2024 and 2023, respectively.
(2) Including changes in related party balances of $0 and $18,555 for the nine months ended September 30, 2024 and 2023, respectively.
(3) Including changes in related party balances of $(48,798) and $(119,704) for the nine months ended September 30, 2024 and 2023, respectively.
(4) Including changes in related party balances of $0 and $(8,399) for the nine months ended September 30, 2024 and 2023, respectively.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SHARKNINJA, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. Organization and Description of Business

SharkNinja, Inc. (the “Company”) is a global product design and technology company that creates innovative lifestyle product solutions across multiple sub-categories, including Cleaning Appliances, Cooking and Beverage Appliances, Food Preparation Appliances and Other products under the brands of “Shark” and “Ninja.” SharkNinja is headquartered in Needham, Massachusetts, and distributes products throughout North America, Europe, and other select international markets.

SharkNinja, Inc. was incorporated in the Cayman Islands on May 17, 2023 as a wholly-owned subsidiary of JS Global Lifestyle Company Limited (“JS Global” or the "Former Parent"). The Company was formed for the purpose of completing the listing of the Company on the New York Stock Exchange (“NYSE”) and related transactions to carry on the business of SharkNinja Global SPV, Ltd., and its subsidiaries.

SharkNinja Global SPV, Ltd. was incorporated in 2017 as a wholly-owned subsidiary of JS Global. Prior to July 28, 2023, SharkNinja Global SPV, Ltd. operated as a combination of wholly-owned businesses of JS Global, which is a listed entity on the Hong Kong Stock Exchange.

On July 30, 2023, in connection with (1) the separation (the “separation”) of the Company from JS Global and (2) the distribution to the holders of JS Global ordinary shares of all of JS Global’s equity interest in SharkNinja Global SPV, LTD. in the form of a dividend of the Company’s ordinary shares, JS Global contributed all outstanding shares of SharkNinja Global SPV, Ltd. to SharkNinja, Inc. in exchange for shares of SharkNinja, Inc. On July 31, 2023, JS Global distributed 138,982,872 ordinary shares of SharkNinja, Inc. to the holders of JS Global ordinary shares and SharkNinja, Inc. began trading on the NYSE.

Because the separation and distribution was considered a transaction between entities under common control, the financial statements for periods prior to the transaction and the listing on the NYSE have been adjusted to combine the previously separate entities, SharkNinja, Inc. and SharkNinja Global SPV, Ltd., for presentation purposes. Further, the distributed share amount of SharkNinja, Inc. is reflected for all shares and related financial information in these condensed consolidated financial statements.

SharkNinja Global SPV, Ltd. prior to the separation and distribution, together with SharkNinja, Inc. and its subsidiaries subsequent to the separation and distribution are herein referred to as "SharkNinja" or the "Company".

2. Summary of Significant Accounting Policies

Basis of Presentation

The condensed consolidated financial statements that accompany these notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of SharkNinja, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. For the purposes of comparability, certain prior period amounts have been reclassified to conform to current period presentation.

The condensed consolidated balance sheet as of December 31, 2023 was derived from the audited consolidated financial statements as of that date, but does not include all of the disclosures, including certain notes required by U.S. GAAP on an annual reporting basis. Certain information and note disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations of the Securities and Exchange Commission (“SEC”). Therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2023.

In management’s opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position as of September 30, 2024 and the Company’s condensed consolidated statements of income, comprehensive income, and shareholders’ equity for the three and nine months ended September 30, 2024 and 2023 and cash flows for the nine months ended September 30, 2024 and 2023. The results for the three and nine months ended September 30, 2024 are not necessarily indicative of the operating results expected for the year ended December 31, 2024 or any future operating periods.

The Company has identified the significant accounting policies that are critical to understanding its business and results of operations. There have been no significant changes during the nine months ended September 30, 2024 to the significant accounting policies disclosed in the Company’s audited consolidated financial statements and related notes thereto as of and for the year ended December 31, 2023 within the Form 20-F filed on March 1, 2024.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of net sales and expenses during the reporting periods and accompanying notes. Significant items subject to such estimates and assumptions include but are not limited to variable consideration for returns, sales rebates and discounts, the allowance for credit losses, reserve for product warranties, the fair value of financial assets and liabilities including the accounting and fair value of derivatives, valuation of inventory, the fair value of acquired intangible assets and goodwill, the useful lives of acquired intangible assets, determination of incremental borrowing rate for leases, share-based compensation, including probability of the attainment of awards with performance conditions and grant-date fair value of awards with market conditions, and the valuation of deferred tax assets and uncertain tax positions. Actual results could differ from those estimates.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, accounts receivable, and forward contracts. The Company maintains its cash and cash equivalents with high-quality financial institutions, the composition and maturities of which are regularly monitored by the Company.

The Company has outstanding accounts receivable balances with retailers, distributors and direct-to-consumer (“DTC”) customers. The Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded in the condensed consolidated balance sheets. The Company extends different levels of credit to customers, without requiring collateral deposits, and when necessary, maintains reserves for potential credit losses based upon the expected collectability of accounts receivable. The Company manages credit risk related to its customers by performing periodic evaluations of credit worthiness and applying other credit risk monitoring procedures.

The Company sells a significant portion of its products through retailers and, as a result, maintains individually significant receivable balances with these parties. If the financial condition or operations of these retailers deteriorates substantially, the Company’s operating results could be adversely affected.

The following table summarizes the Company’s customers that represented 10% or more of accounts receivable, net:

	As of
	September 30, 2024	December 31, 2023
Customer A	25.5%	22.4%
Customer B	12.0	16.7

The following table summarizes the Company’s customers that represented 10% or more of net sales:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Customer A	23.5%	19.2%	20.1%	18.9%
Customer C	12.1	15.2	11.7	15.0

Accounts Receivable, Net

Accounts receivable are presented net of allowance for credit losses and allowance for chargebacks. Accounts receivable are presented net of liabilities when a right of setoff exists. The Company determined the allowance for customer incentives and allowance for sales returns should be recorded as a liability.

The Company maintains an allowance related to customer incentives based on specific terms and conditions included in the customer agreements or based on historical experience and the Company’s expectation of discounts.

The Company maintains an allowance for credit losses to provide for the estimated amount of receivables that will not be collected. To estimate the allowance for credit losses the Company applied the loss-rate method using relevant available information including historical write-off activity, current conditions and reasonable and supportable forecasts. The allowance for credit losses is measured on a pooled basis when similar risk characteristics exist. When assessing whether to measure certain financial assets on a pooled basis, the Company considered various risk characteristics, including geographic location and industry of the customer.

Expected credit losses are estimated over the contractual term of the financial assets. Write-offs of accounts receivable are recorded to the allowance for credit losses. Any subsequent recoveries of previously written off balances are recorded as a reduction to credit loss expense.

Below is a rollforward of the Company’s allowance for credit losses:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

	(in thousands)
Beginning balance	$7,692	$6,926	$8,225	$6,998
Provision for credit losses	1,219	1,048	3,744	2,266
Write-offs and other adjustments	(1,211)	(1,328)	(4,269)	(2,618)
Ending balance	$7,700	$6,646	$7,700	$6,646

Disaggregation of Net Sales

The following table summarizes net sales by region based on the billing address of customers:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2024		2023		2024		2023
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
	(in thousands, except percentages)
Domestic(1)	$1,005,667	70.5%	$797,344	74.5%	$2,609,152	69.7%	$2,044,986	71.1%
International(2)	420,899	29.5	273,273	25.5	1,132,300	30.3	831,225	28.9
Total net sales	$1,426,566	100.0%	$1,070,617	100.0%	$3,741,452	100.0%	$2,876,211	100.0%

(1) Domestic consists of net sales in the United States and Canada. Net sales from the United States represented 64.6% and 67.8% of total net sales for the three months ended September 30, 2024 and 2023, respectively; and 64.3% and 65.5% of total net sales for the nine months ended September 30, 2024 and 2023, respectively.
(2) Net sales from the United Kingdom represented 13.1% and 16.6% of total net sales for the three months ended September 30, 2024 and 2023, respectively; and 16.0% and 19.2% of total net sales for the nine months ended September 30, 2024 and 2023, respectively.

The following table presents net sales by brand:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2024		2023		2024		2023
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales
	(in thousands, except percentages)
Shark	$648,279	45.4%	$519,828	48.6%	$1,784,299	47.7%	$1,464,466	50.9%
Ninja	778,287	54.6	550,789	51.4	1,957,153	52.3	1,411,745	49.1
Total net sales	$1,426,566	100.0%	$1,070,617	100.0%	$3,741,452	100.0%	$2,876,211	100.0%

The following table presents net sales by product category:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2024		2023		2024		2023
	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales	Amount	Percentage of Net Sales

	(in thousands, except percentages)
Cleaning Appliances	$527,453	37.0%	$449,319	42.0%	$1,415,488	37.8%	$1,277,986	44.4%
Cooking and Beverage Appliances	411,453	28.8	339,328	31.7	1,120,371	29.9	939,060	32.7
Food Preparation Appliances	366,834	25.7	211,461	19.7	836,782	22.4	472,685	16.4
Other	120,826	8.5	70,509	6.6	368,811	9.9	186,480	6.5
Total net sales	$1,426,566	100.0%	$1,070,617	100.0%	$3,741,452	100.0%	$2,876,211	100.0%

Warranty Costs

The Company accrues the estimated cost of product warranties at the time it recognizes net sales and records warranty expense to cost of goods sold. The Company’s standard warranty provides for repair or replacement of the associated products during the warranty period. The amount of the provision for the warranties is estimated based on sales volume and past experience of the level of repairs and returns. If actual product failure rates or repair costs differ from estimates, revisions to the estimated warranty obligation may be required.

Product warranty liabilities and changes were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

	(in thousands)
Beginning balance	$27,226	$21,173	$28,090	$20,958
Accruals for warranties issued	12,927	17,738	28,880	31,488
Changes in liability for pre-existing warranties	—	(964)	—	(964)
Settlements made	(11,140)	(13,621)	(27,957)	(27,156)
Ending balance	$29,013	$24,326	$29,013	$24,326

Segment Information

The Company operates in one operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the Company’s chief executive officer (“CEO”), in deciding how to allocate resources and assessing performance. The Company’s CEO allocates resources and assesses performance based upon discrete financial information at the consolidated level.

Net sales by geographical region can be found in the disaggregation of net sales in Note 2 above. The following table presents the Company’s property and equipment, net of depreciation and amortization, by geographic region:

	As of
	September 30, 2024	December 31, 2023

	(in thousands)
United States	$63,706	$60,644
China	108,471	92,931
Rest of World	23,825	12,677
Total property and equipment, net	$196,002	$166,252

Recently Issued Accounting Pronouncements

In November 2023, the Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in the ASU require, among other things, disclosure of significant segment expenses that are regularly provided to an entity’s chief operating decision maker (“CODM”) and a description of other segment items (the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss) by reportable segment, as well as disclosure of the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The new standard is effective for the Company in fiscal year 2024, and interim periods beginning in fiscal year 2025. Retrospective application is required. The Company is currently evaluating the impact this ASU may have on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The standard is effective for the Company in fiscal year 2025, and may be applied prospectively or retrospectively. The Company is currently evaluating the impact this ASU may have on its consolidated financial statements.

3. Condensed Consolidated Balance Sheet Components

Property and Equipment, Net

Property and equipment, net consisted of the following:

	As of
	September 30, 2024	December 31, 2023

	(in thousands)
Molds and tooling	$279,518	$286,305
Computer and software	53,998	100,225
Displays	59,261	91,074
Equipment	20,334	19,391
Furniture and fixtures	13,098	10,614
Leasehold improvements	41,247	36,061
Total property and equipment	467,456	543,670
Less: accumulated depreciation and amortization	(294,403)	(389,689)
Construction in progress	22,949	12,271
Property and equipment, net	$196,002	$166,252

Depreciation and amortization expense was $23.9 million and $20.0 million for the three months ended September 30, 2024 and 2023, respectively, and $69.2 million and $60.6 million for the nine months ended September 30, 2024 and 2023, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of
	September 30, 2024	December 31, 2023

	(in thousands)
Accrued customer incentives	$208,408	$207,593
Accrued expenses	134,927	106,198
Accrued compensation and benefits	83,903	89,658
Accrued returns	46,569	58,828
Sales and other tax payable	3,629	19,904
Accrued advertising	4,007	35,968
Accrued delivery and distributions	52,844	29,850
Accrued warranty	29,013	28,090
Operating lease liabilities, current	14,745	8,390
Accrued professional fees and legal reserves	34,301	8,071
Derivative liabilities	13,907	3,370
Other	14,694	24,413
Accrued expenses and other current liabilities	$640,947	$620,333

4. Sale of SharkNinja Co., Ltd

On July 27, 2023, as part of the separation, the Company executed a reorganization whereby SharkNinja sold its Japanese subsidiary, SharkNinja Co., Ltd., to JS Global for a note equal to $8.0 million. The transaction did not result in a change in reporting entity or meet the criteria for discontinued operations and, therefore, the Company has reflected SharkNinja Co., Ltd. in its financial position and results of operations using SharkNinja Co., Ltd.'s carrying values, prior to the separation, and has accounted for the transaction on a prospective basis.

The transaction was accounted for as a common control transaction during the three months ended September 30, 2023, whereby the difference of $3.3 million between the proceeds received through the note of $8.0 million and the net carrying value of the assets at the time of the transaction of $11.3 million was recorded as a reduction to additional paid-in capital. The note of $8.0 million was then distributed to JS Global and recorded as a reduction to retained earnings.

5. Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2024:

	September 30, 2024
	Fair Value	Level 1	Level 2	Level 3

	(in thousands)
Financial Assets:
Money market funds included in cash and cash equivalents	$10,838	$10,838	$—	$—
Total financial assets	$10,838	$10,838	$—	$—
Financial Liabilities:
Derivatives designated as hedging instruments:
Forward contracts included in accrued expenses and other current liabilities (Note 6)	$13,907	$—	$13,907	$—
Total financial liabilities	$13,907	$—	$13,907	$—

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2023:

	December 31, 2023
	Fair Value	Level 1	Level 2	Level 3

	(in thousands)
Financial Assets:
Money market funds included in cash and cash equivalents	$1,806	$1,806	$—	$—
Total financial assets	$1,806	$1,806	$—	$—
Financial Liabilities:
Derivatives designated as hedging instruments:
Forward contracts included in accrued expenses and other current liabilities (Note 6)	$3,370	$—	$3,370	$—
Total financial liabilities	$3,370	$—	$3,370	$—

The Company classifies its money market funds within Level 1 because they are valued using quoted prices in active markets. The Company classifies its derivative financial instruments within Level 2 because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded.

6. Derivative Financial Instruments and Hedging

Notional Amount of Forward Contracts

The gross notional amounts of the Company’s forward contracts are USD denominated. The notional amounts of outstanding forward contracts in USD as of the periods presented were as follows:

	As of
	September 30, 2024	December 31, 2023

	(in thousands)
Derivatives designated as hedging instruments:
Forward contracts	$183,670	$350,000
Total derivative instruments	$183,670	$350,000

Effect of Forward Contracts on the Condensed Consolidated Statements of Income

The Company did not have any forward contracts that were not designated as hedging instruments for the three and nine months ended September 30, 2024. Total gain (loss) recognized from derivatives that were not designated as hedging instruments was $0.7 million for the three months ended September 30, 2023 and $(31.6) million for the nine months ended September 30, 2023, and was recorded in other expense, net within the condensed consolidated statements of income.

Effect of Forward Contracts on Accumulated Other Comprehensive Income

The following table represents the unrealized gains (losses) of forward contracts that were designated as hedging instruments, net of tax effects, that were recorded in accumulated other comprehensive income as of September 30, 2024 and 2023, and their effect on other comprehensive income for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

	(in thousands)
Beginning balance	$(3,902)	$(8,941)	$(2,173)	$—
Amount of net (losses) gains recorded in other comprehensive income	(16,423)	15,698	(16,838)	5,607
Amount of net losses reclassified from other comprehensive income to earnings	(237)	(1,212)	(1,551)	(62)
Ending balance	$(20,562)	$5,545	$(20,562)	$5,545

7. Intangible Assets, Net and Goodwill

Intangible Assets, Net

Intangible assets consisted of the following as of September 30, 2024:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Useful Life

	(in thousands)			(in years)
Intangible assets subject to amortization:
Customer relationships	$143,083	$(111,287)	$31,796	2.0
Patents	63,442	(29,027)	34,415	5.4
Developed technology	22,860	(7,509)	15,351	7.4
Total intangible assets subject to amortization	$229,385	$(147,823)	$81,562
Intangible assets not subject to amortization:
Trade name and trademarks	$385,264	$—	$385,264	Indefinite
Total intangible assets, net	$614,649	$(147,823)	$466,826

Intangible assets consisted of the following as of December 31, 2023:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Useful Life

	(in thousands)			(in years)
Intangible assets subject to amortization:
Customer relationships	$143,083	$(99,363)	$43,720	2.8
Patents	57,436	(24,763)	32,673	5.4
Developed technology	22,677	(5,953)	16,724	8.3
Total intangible assets subject to amortization	$223,196	$(130,079)	$93,117
Intangible assets not subject to amortization:
Trade name and trademarks	$384,699	$—	$384,699	Indefinite
Total intangible assets, net	$607,895	$(130,079)	$477,816

Amortization expenses for intangible assets were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

	(in thousands)
Research and development	$1,914	$1,632	$5,738	$4,918
Sales and marketing	3,974	3,975	11,923	11,924
Total amortization expenses	$5,888	$5,607	$17,661	$16,842

The expected future amortization expenses related to the intangible assets as of September 30, 2024 were as follows:

Amount
(in thousands)
Years ending December 31,
Remainder of 2024	$6,310
2025	24,269
2026	20,294
2027	7,449
2028	4,682
Thereafter	18,558
Total	$81,562

Goodwill

The following table represents the changes to goodwill:

Carrying Amount
(in thousands)
Balance as of December 31, 2023	$834,203
Effect of foreign currency translation	578
Balance as of September 30, 2024	$834,781

8. Operating Leases

The components of total lease costs for operating leases for the periods presented were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

	(in thousands)
Operating lease cost	$7,437	$4,429	$21,317	$13,822
Variable lease cost	5,236	4,233	12,032	9,672
Short-term lease cost	305	172	663	363
Total lease cost	$12,978	$8,834	$34,012	$23,857

The supplemental cash flow information related to operating leases for the periods presented were as follows:

	Nine Months Ended September 30,
	2024	2023

	(in thousands)
Cash payments for operating lease liabilities	$14,223	$13,669
Operating lease liabilities arising from obtaining new operating lease right-of-use assets during the period	$99,345	$9,116

The weighted-average remaining lease terms and discount rates for operating leases were as follows:

	As of
	September 30, 2024	December 31, 2023
Weighted-average remaining lease term (years)	7.1	5.7
Weighted-average discount rate	6.3%	4.6%

Future minimum lease payments under non-cancellable leases as of September 30, 2024, were as follows:

Amount
(in thousands)
Years ending December 31,
Remainder of 2024	$4,614
2025	25,272
2026	30,195
2027	30,562
2028	30,536
Thereafter	89,316
Total undiscounted lease payments	210,496
Less: imputed interest	(43,651)
Total operating lease liabilities	$166,845

9. Debt

On July 20, 2023, the Company entered into a credit agreement (“2023 Credit Agreement”) with Bank of America, N.A., as administrative agent, and certain banks and financial institutions party thereto as lenders and issuing banks. The 2023 Credit Agreement provides for an $810.0 million term loan facility (the “2023 Term Loans”) and a $500.0 million revolving credit facility (“2023 Revolving Facility”). The 2023 Term Loans and 2023 Revolving Facility mature in July 2028, and both facilities bear interest at the Secured Overnight Financing Rate (“SOFR”) plus 1.75%. All SOFR borrowings under the 2023 Credit Agreement also incur a 0.1% credit adjustment. The Company has the ability to borrow in certain alternative currencies under the 2023 Credit Agreement. Alternative currency loans are priced using an Alternative Currency Term Rate plus any applicable spread adjustments. The Company may request increases to the 2023 Term Loans or 2023 Revolving Facility in a maximum aggregate amount not to exceed the greater of $520.0 million or 100% of adjusted earnings before interest, taxes, depreciation, and amortization, as defined in the 2023 Credit Agreement, for the most recently completed fiscal year. The 2023 Credit Agreement replaced the Company’s existing credit facility that had a remaining principal balance of $400.0 million and accrued interest of $9.2 million.

No amounts were outstanding on the 2023 Revolving Facility as of December 31, 2023. During the nine months ended September 30, 2024, there were $210.0 million in draw downs on the 2023 Revolving Facility, of which $35.0 million has been repaid and $175.0 million remained outstanding as of September 30, 2024 and is recorded within debt, current on the condensed consolidated balance sheets. As of September 30, 2024, $9.1 million of letters of credit were outstanding, resulting in an available balance of $315.9 million under the 2023 Revolving Facility.

The Company is required to meet certain financial covenants customary with this type of agreement, including, but not limited to, maintaining a maximum ratio of indebtedness and a minimum specified interest coverage ratio. As of September 30, 2024, the Company was in compliance with the covenants under the 2023 Credit Agreement.

The obligations of the loan parties under the 2023 Credit Agreement with respect to the 2023 Term Loans and 2023 Revolving Facility are secured by (i) equity interests owned by the loan parties in each other loan party and in certain of the Company's wholly-owned domestic restricted subsidiaries and (ii) substantially all assets of the domestic loan parties (subject to certain customary exceptions). In addition, subject to certain customary exceptions, these obligations are guaranteed by (i) the Company, (ii) each subsidiary of the Company that directly or indirectly owns a borrower and (iii) each other direct and indirect wholly-owned domestic restricted subsidiary of the Company.

Debt consisted of the following:

	As of
	September 30, 2024	December 31, 2023

	(in thousands)
2023 Term Loans with principal payments due quarterly; final balance due on maturity date of July 20, 2028	$789,750	$804,938
2023 Revolving Facility	175,000	—
Less: deferred financing costs	(4,431)	(5,298)
Total debt, net of deferred financing costs	960,319	799,640
Less: debt, current	(214,344)	(24,157)
Debt, noncurrent	$745,975	$775,483

Aggregate maturities on debt (excluding the 2023 Revolving Facility) as of September 30, 2024 were as follows:

Amount
(in thousands)
Years ending December 31,
Remainder of 2024	$10,125
2025	40,500
2026	40,500
2027	40,500
2028	658,125
Total future principal payments	$789,750

The Company recognizes and records interest expense related to its debt in interest expense, net, which totaled $18.0 million and $14.0 million for the three months ended September 30, 2024 and 2023, respectively, and $49.3 million and $28.3 million for the nine months ended September 30, 2024 and 2023, respectively.

10. Commitments and Contingencies

Non-Cancelable Purchase Obligations

In the normal course of business, the Company enters into non-cancelable purchase commitments, including marketing and endorsement agreements. Certain of these agreements extend over terms of up to five years, with payments required in varying installments over the term. As of September 30, 2024, the Company has remaining obligations associated with agreements with original terms greater than 12 months totaling $28.7 million, which is payable in a combination of cash and ordinary shares of SharkNinja, Inc.

Indemnifications and Contingencies

The Company enters into indemnification provisions under certain agreements with other parties in the ordinary course of business. In its customer agreements, the Company has agreed to indemnify, defend and hold harmless the indemnified party for third-party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party intellectual property infringement claims. For certain large or strategic customers, the Company has agreed to indemnify, defend and hold harmless the indemnified party for non-compliance with certain additional representations and warranties made by the Company.

Legal Proceedings

From time to time, the Company may be involved in various legal proceedings arising from the normal course of business activities, including certain patent infringement claims and false advertising claims against us. The Company investigates these claims as they arise. In the opinion of management, the amount of ultimate loss with respect to any current legal proceedings and claims, if determined adversely to the Company, will not have a material adverse effect on its business, financial condition and results of operation.

During the three months ended September 30, 2024, the Company reached a settlement agreement related to asserted patent infringement claims associated with certain product technology. Under the terms of the settlement, both parties agreed to dismiss all claims and counterclaims with prejudice. As a result of this settlement, the Company recognized a liability of $13.5 million as of September 30, 2024, which was recorded in accrued expenses and other current liabilities in the condensed consolidated balance sheet, and such amount was paid in full in October 2024.

11. Shareholders' Equity and Equity Incentive Plan

Distributions to Former Parent

During the year ended December 31, 2022, the Company entered into a note agreement with the Former Parent (the “2022 Intercompany Note to Former Parent”) in which SharkNinja transferred $49.3 million to its Former Parent. Due to the nature of the note receivable, the Company considered it to be an in-substance distribution to its Former Parent accounted for as contra-equity at inception. During the nine months ended September 30, 2023, the Company declared and issued distributions to the Former Parent of $485.4 million which included amounts receivable of $50.4 million under the 2022 Intercompany Note to Former Parent, including interest, in satisfaction of such note, a cash distribution of $60.3 million paid in February, a cash distribution of $375.0 million paid in July for the repayment of JS Global’s outstanding debt under the 2020 Facilities Agreement as discussed in Note 9 - Debt, and a non-cash distribution of the note of $8.0 million related to the sale of the Company's Japanese subsidiary, SharkNinja Co., Ltd, as discussed in Note 4 - Sale of SharkNinja Co., Ltd.

Restricted Share Units

SharkNinja Equity Incentive Plan

On July 28, 2023, the Company's board of directors adopted the 2023 Equity Incentive Plan (the "2023 Plan”) to grant cash and equity incentive awards to eligible participants in order to attract, motivate and retain talent. The 2023 Plan provides for the issuance of stock options, share appreciation rights, restricted stock awards, restricted share units (“RSUs”), performance awards and other awards. The 2023 Plan initially made 13,898,287 ordinary shares available for future award grants.

RSU activities for the nine months ended September 30, 2024 for RSUs granted under the 2023 Plan to the Company's employees were as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per share
Unvested as of December 31, 2023	3,857,986	$28.32
Granted	212,750	63.07
Vested	(1,862,980)	(26.17)
Cancelled/Forfeited	(98,295)	(30.05)
Unvested as of September 30, 2024	2,109,461	$33.64

RSUs granted for the nine months ended September 30, 2024 under the 2023 Plan were 212,750, of which 85,174 RSUs were granted with service-only conditions, 115,452 performance-based RSUs were granted with vesting conditions tied to the achievement of certain performance growth metrics, such as net sales, gross profit and operating cash flow and 12,124 market-based RSUs were granted with conditions tied to the achievement of a certain level of market capitalization over a consecutive period of time.

In October 2024, the compensation committee and our board of directors approved the grant of 227,371 market-based RSUs to certain senior executives with vesting conditions tied to the achievement of a certain level of market capitalization over a consecutive period of time. Vesting of these market-based RSUs and recognition of all related compensation expense is expected to occur during the three months ended December 31, 2024.

Employee Stock Purchase Plan

On July 28, 2023, the board of directors approved the 2023 Employee Share Purchase Plan (the "ESPP"). A maximum of 1% of the Company's outstanding ordinary shares (or 1,389,828 shares) were made available for sale under the ESPP. The ESPP contains an evergreen provision whereby the shares available for sale will automatically increase on the first day of each calendar year from January 1, 2025 through and including January 1, 2033, in an amount equal to the lesser of (i) 0.15% of the total number of shares of the Company's ordinary shares outstanding on December 31 of the preceding year; (ii) 300,000 shares; or (iii) such lesser number of shares as determined by the board at any time prior to the first day of a given calendar year. The ESPP provides for six-month offering periods during which the Company will grant rights to purchase ordinary shares to eligible employees. The first offering period began in February 2024. During the nine months ended September 30, 2024, there were 134,864 shares purchased under the ESPP. As of September 30, 2024, total unrecognized share-based compensation was $1.8 million, which is to be recognized over a weighted-average remaining period of 0.3 years.

Share-Based Compensation

The share-based compensation by line item in the accompanying condensed consolidated statements of income is summarized as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

	(in thousands)
Research and development	$2,030	$3,160	$7,815	$4,229
Sales and marketing	2,778	1,920	7,485	2,432
General and administrative	8,977	16,257	32,041	17,841
Total share-based compensation	$13,785	$21,337	$47,341	$24,502

As of September 30, 2024, the Company had $38.3 million unrecognized share-based compensation cost related to RSUs granted under the 2023 Plan that will be recognized over a weighted average period of 1.3 years. Of this unrecognized share-based compensation cost, $19.9 million related to RSUs granted under the 2023 Plan with performance conditions. There was no unrecognized share-based compensation cost related to RSUs granted under the 2023 Plan with market conditions.

For those RSUs with service conditions, performance conditions or a combination of both, the grant date fair value was measured based on the quoted price of our ordinary shares at the date of grant. The weighted average grant date fair value of these awards for the nine months ended September 30, 2024 was $63.52 per share.

The total grant-date fair value of RSUs vested during the nine months ended September 30, 2024 was $48.8 million.

12. Income Taxes

The Company recorded a provision for income taxes of $42.0 million and $57.0 million for the three months ended September 30, 2024 and 2023, respectively, and $97.5 million and $85.2 million for the nine months ended September 30, 2024 and 2023, respectively. The Company’s effective tax rate (“ETR”) was 24.1% and 75.3% for the three months ended September 30, 2024 and 2023, respectively, and 23.9% and 42.0% for the nine months ended September 30, 2024 and 2023, respectively. This decrease in the ETR was primarily related to the impacts of the separation and distribution and refinancing, such as withholding taxes and transaction costs, in the prior year.

13. Net Income Per Share

On July 31, 2023, in connection with the separation from JS Global, 138,982,872 ordinary shares of SharkNinja, Inc. were distributed to JS Global shareholders. The distributed share amount of SharkNinja, Inc. is utilized for the calculation of basic and diluted net income per share of the Company for all periods presented prior to the separation and distribution from JS Global. For the three and nine months ended September 30, 2024 and 2023, these shares are treated as issued and outstanding for purposes of calculating historical net income per share. For periods prior to the separation and distribution, it is assumed that there are no dilutive equity instruments as there were no equity awards of SharkNinja, Inc. outstanding prior to the separation and distribution.

The following table sets forth the computation of basic and diluted net income per share for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

	(in thousands, except share and per share data)
Numerator:
Net income	$132,329	$18,722	$309,989	$117,754
Denominator:
Weighted-average shares used in computing net income per share, basic	140,114,282	139,073,181	139,818,196	139,059,206
Dilutive effect of RSUs	1,191,717	357,624	1,155,866	120,518
Weighted-average shares used in computing net income per share, diluted	141,305,999	139,430,805	140,974,062	139,179,724
Net income per share, basic	$0.94	$0.13	$2.22	$0.85
Net income per share, diluted	$0.94	$0.13	$2.20	$0.85

Potential ordinary shares of certain performance-based and market-based RSUs of approximately 736,405 and 959,263 for the three and nine months ended September 30, 2024, respectively, for which all targets required to trigger vesting had not been achieved, were excluded from the calculations of weighted average shares used in computing diluted net income per share.

14. Related Party Transactions

Transactions with JS Global

Prior to the separation, the Company operated as part of JS Global’s broader corporate organization rather than as a stand-alone public company and engaged in various transactions with JS Global entities. Following the separation and distribution, JS Global continues to be a related party due to a common shareholder that has majority control of both the Company and JS Global. Our arrangements with JS Global entities and/or other related persons or entities as of the separation are described below.

Supplier Agreements

The Company historically relied on a JS Global purchasing office entity to source finished goods on the Company’s behalf and to provide certain procurement and quality control services. Additionally, the Company purchases certain finished goods directly from a subsidiary of JS Global. Finished goods purchased by the Company from JS Global entities amounted to $49.1 million and $242.8 million for the three months ended September 30, 2024 and 2023, respectively, and $156.2 million and $952.0 million for the nine months ended September 30, 2024 and 2023, respectively. In connection with these agreements, the Company historically incurred costs related to certain procurement and quality control activities that were reimbursed by JS Global entities. For the three and nine months ended September 30, 2024, JS Global entities made no payments of this nature to the Company. In comparison, for the three and nine months ended September 30, 2023, JS Global entities paid the Company $2.0 million and $18.0 million, respectively, which were recorded as a reduction to cost of sales for services rendered under these agreements.

Sourcing Services Agreement

In connection with the separation, the Company entered into a sourcing services agreement with JS Global. Pursuant to the agreement, the Company procures products from certain suppliers in the Asia-Pacific region (“APAC”), and JS Global provides coordination, process management and relationship management support to us with respect to such suppliers. The Company retains the right to procure such products and services from third parties. The Company pays JS Global a service fee based on the aggregate amount of products procured by the Company from such suppliers managed by JS Global under the agreement. The Sourcing Services Agreement has a term commencing July 28, 2023 and ending on June 30, 2025. The Company will pay JS Global the following: (i) for the period July 28, 2023 to June 30, 2024, an amount equal to 4% of the procurement amount during such period; and (ii) for the period from July 1, 2024 until December 31, 2024, an amount equal to 2% of the procurement amount during such period; and (iii) for the period from January 1, 2025 until the end of the Term, an amount equal to 1% of the procurement amount during such period. Fees incurred by the Company related to this agreement were $7.9 million and $19.0 million for the three months ended September 30, 2024 and 2023, respectively, and $32.9 million and $19.0 million for the nine months ended September 30, 2024 and 2023, respectively, and were included in cost of inventories.

Brand License Agreement

In connection with the separation, the Company entered into a brand license agreement with JS Global, in which the Company granted to JS Global the non-exclusive rights to obtain, produce and source, and the exclusive rights to distribute and sell, our brands of products in certain international markets in APAC. The brand license agreement has a term of 20 years from the date of the separation. Under this agreement, JS Global pays to SharkNinja a royalty of 3% of net sales of licensed products. The Company earned royalty income of $4.6 million and $0.6 million for the three months ended September 30, 2024 and 2023, respectively, and $7.0 million and $0.6 million for the nine months ended September 30, 2024 and 2023, respectively, which was included in net sales.

Product Development Agreements

The Company has historically utilized JS Global subsidiaries for certain research and development services. For these services, the Company paid $0.9 million and $0.8 million for the three months ended September 30, 2024 and 2023, respectively, and $2.6 million for the nine months ended September 30, 2024 and 2023.

In connection with the separation, the Company entered into an agreement with JS Global to provide certain research and development, and related product management, services to JS Global entities related to the distribution of products in APAC. Under this agreement, the Company earned product development service fees of $0.5 million and $0.2 million for the three months ended September 30, 2024 and 2023, respectively, and $1.5 million and $0.2 million for the nine months ended September 30, 2024 and 2023, respectively, which were recorded as a reduction of research and development expenses.

Transition Services Agreement

In connection with the separation, the Company entered into a transition services agreement with JS Global pursuant to which the Company provides certain transition services to JS Global, in order to facilitate the transition of the separated JS Global business. The services are provided on a transitional basis for a term of twenty-four months, subject to a three-month extension by JS Global. Service fees related to this agreement were $0.8 million and $0.5 million for the three months ended September 30, 2024 and 2023, respectively, and $2.3 million and $0.5 million for the nine months ended September 30, 2024 and 2023, respectively, and were recorded as a reduction of general and administrative expenses.

Transactions with Former Parent

See “Note 11 - Shareholders' Equity and Equity Incentive Plan” for details on the Company’s distributions to Former Parent.

The following is a summary of the related party transactions associated with JS Global:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

	(in thousands)
Related party revenue
Sale of goods	$—	$13	$—	$1,264
Royalty income	4,612	607	6,962	607
Related party expense (income)
Cost of sales - purchases of goods and services, net	$56,997	$259,784	$189,149	$953,013
Research and development services, net	355	640	1,095	2,405
General and administrative	(750)	(500)	(2,250)	(500)

	As of
	September 30, 2024	December 31, 2023

	(in thousands)
Related party assets
Accounts receivable, net	$7,948	$3,594
Related party liabilities
Accounts payable	$52,740	$101,538